Exhibit 99.4

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR 5.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

OF

STUDENT TRANSPORTATION INC.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for 5.25% convertible unsecured subordinated debentures (the “Company 2016 Debentures”) of Student Transportation Inc. (the “Company”) deposited in connection with the proposed arrangement (the “Arrangement”) involving the Company and Spinner Can Acquireco Inc. (the “Purchaser”), a company sponsored by Caisse de dépôt et placement du Québec and Ullico Inc. that is being submitted for approval at the special meeting of Common Shareholders of the Company to be held on April 19, 2018 (the “Meeting”) as described in a management information circular dated March 21, 2018 (the “Circular”).

Pursuant to the Plan of Arrangement, the Company 2016 Debentures will be redeemed and cancelled, and as consideration therefor, holders of Company 2016 Denbentures of the Company (“Company Debentureholders”) will receive from the Company the product of US$7.50 and the number of Common Shares that the Company Debentureholders would be entitled to receive upon the conversion of their Company 2016 Debentures in accordance with their terms immediately following the closing date of the Arrangement (including those issuable upon a “Cash Change of Control” (as defined under the indenture for the Company 2016 Debentures), plus the sum of: (i) accrued and unpaid interest on such debentures up to but excluding the date of Closing; and (ii) the interest that would have otherwise accrued from and including the date of Closing to (but excluding) 32 days thereafter.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

TO:	STUDENT TRANSPORTATION INC.

TO:	SPINNER CAN ACQUIRECO INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Company 2016 Debentures. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in Which Registered	Company 2016 Debentures Deposited

The undersigned transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Company 2016 Debentures represented by the enclosed certificate(s) (the “Deposited Debentures”) and at the effective time of Section 2.3(i) of the Plan of Arrangement, the Company will acquire good title to the Deposited Debentures (as the same are modified pursuant to the Plan of Arrangement) free from all liens, charges, encumbrances, claims and equities in order to cancel the Deposited Debentures and in accordance with the following: IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the effective time of Section 2.3(i) of the Plan of Arrangement, all of the right, title and interest of the undersigned in and to the Deposited Debentures and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Debentures or any of them as and from the effective date of the Arrangement, as well as the right of the undersigned to receive any and all distributions shall have been surrendered. If, notwithstanding such surrender, any distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Company 2016 Debenture, the consideration payable per Company 2016 Debenture pursuant to the Arrangement will be reduced by the amount of any such distribution received in respect of that Company 2016 Debenture, and (ii) in the case of any such cash distribution in an amount that exceeds the cash purchase price per Company 2016 Debenture in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to Computershare Trust Company of Canada (the “Depositary”) for the account of the Company, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints each of Olivier Renault and Francois Duquette, each of whom is an officer of the Company, and any other person designated by the Company in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Debentures redeemed and cancelled in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the cancellation of such Deposited Debentures consisting of securities on the registers of the Company; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Debentures or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Debentures or any distributions by or on behalf of the undersigned, unless the Deposited Debentures are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to allow the Company to redeem and cancel the Deposited Debentures.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Company and the Depositary, upon the Arrangement becoming effective, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de méme que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

BOX A
ENTITLEMENT DELIVERY
All cash entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your cash issued to a different name or address, please complete BOX B and refer to INSTRUCTION 2 & 3
❑ MAIL CHEQUE TO ADDRESS ON RECORD (DEFAULT)
❑ MAIL CHEQUE TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)
❑ HOLD CHEQUE FOR PICKUP AT COMPUTERSHARE OFFICE (CHECK LOCATION)
❑TORONTO MONTREAL VANCOUVER CALGARY
SEE INSTRUCTION SECTION 9 FOR OFFICE ADDRESSES
❑ DELIVER FUNDS VIA WIRE* (COMPLETE BOX E)
BOX B
ISSUE PAYMENT IN THE NAME OF*:
❑CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(NAME)
(STREET NUMBER & NAME)
(CITY AND PROVINCE/STATE)
(COUNTRY AND POSTAL/ZIP CODE)
(TELEPHONE NUMBER (BUISNESS HOURS)
(SOCIAL INSURANCE/SECURITY NUMBER)
* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRASFER REQUIREMENTS (SEE INSTRUCTION SECTION 2 & 3)
BOX C
CURRENCY ELECTION
ALL CASH PAYMENTS WILL BE ISSUED IN U.S. DOLLARS UNLESS OTHERWISE ELECTED BELOW
❑    Issue my cash entitlement payment(s) in Canadian Dollars
By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to the Company, on behalf of the electing 2016 Debentureholders, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.
Failure to make an election will result in any cash payment under the arrangement being paid in U.S. Dollars
BOX D
RESIDENCY DECLARATION
ALL COMPANY DEBENTUREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.
The undersigned represents that:
❑    The undersigned is a U.S. Company Debentureholder or is acting on behalf of a U.S. Company Debentureholder.
❑    The undersigned is not a U.S. Company Debentureholder and is not acting on behalf of a U.S. Company Debentureholder.
A “U.S. Company Debentureholder” is any Company Debentureholder who is either (i) providing an address in Box “A” or Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S Company Debentureholder, then in order to avoid backup withholding of U.S federal income tax you must provide a complete IRS Form W-9 (enclosed) below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you are not a U.S. person as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8.

BOX E
WIRE PAYMENT*
*PLEASE NOTE THAT THERE IS A $50 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE
ISSUED AT NO ADDITIONAL COST
*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND
CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE
AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED
Please provide email address and phone number in the event that we need to contact you for corrective measures:
EMAIL ADDRESS: PHONE NUMBER:
**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your debentures are registered to
**Beneficiary Address **Province/State **Postal Code/Zip Code
**Beneficiary Bank/Financial Institution
**Bank Address **Province/State **Postal Code/Zip Code
PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES
**Bank Account Number Transit/Routing Number SWIFT Code ABA (US)
IBAN Number (Europe) Sort Code (GBP) BSB Number BIC Number
Additional Notes and special routing instructions:
** Mandatory fields

COMPANY DEBENTUREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated: , 2018

Authorized Signature	Signature of Company Debentureholder or authorized representative (see Instructions 2 and 4)

Name of Guarantor (please print or type)	Address

Name of Debentureholder (please print or type)
Address of Guarantor (please print or type)
Telephone No

Name of authorized representative, if applicable (please print or type)

Form W-9 Request for Taxpayer Give Form to the (Rev. November 2017) Identification Number and Certification requester. Do not
Department of the Treasury send to the IRS.
Internal Revenue Service â–¶ Go to www.irs.gov/Form W9 for instructions and the latest information.
1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 .
3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the 4 Exemptions (codes apply only to following seven boxes. certain entities, not individuals; see page instructions on page 3): on Individual/sole proprietor or C Corporation S Corporation Partnership Trust/estate single-member LLC
. Exempt payee code (if any) type Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) â–¶ or Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check Exemption from FATCA reporting LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is code (if any) Print Instructions another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.
Other (see instructions) â–¶ (Applies to accounts maintained outside the U.S.)
Specific 5 Address (number, street, and apt. or suite no.) See instructions. Requester’s name and address (optional)
See
6 City, state, and ZIP code
7 List account number(s) here (optional)
Part I Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid Social security number backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other – –entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. or Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Employer identification number Number To Give the Requester for guidelines on whose number to enter.
–
Part II Certification
Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.
Sign Signature of
Here U.S. person â–¶ Date â–¶
General Instructions • Form 1099-DIV (dividends, including those from stocks or mutual Section references are to the Internal Revenue Code unless otherwise funds)
• Form 1099-MISC (various types of income, prizes, awards, or gross noted.
Future developments. For the latest information about developments proceeds)
• Form 1099-B (stock or mutual fund sales and certain other related to Form W-9 and its instructions, such as legislation enacted transactions by brokers) after they were published, go to www.irs.gov/Form W9.
• Form 1099-S (proceeds from real estate transactions)
Purpose of Form • Form 1099-K (merchant card and third party network transactions) An individual or entity (Form W-9 requester) who is required to file an • Form 1098 (home mortgage interest), 1098-E (student loan interest), information return with the IRS must obtain your correct taxpayer 1098-T (tuition) identification number (TIN) which may be your social security number • Form 1099-C (canceled debt) (SSN), individual taxpayer identification number (ITIN), adoption • Form 1099-A (acquisition or abandonment of secured property) taxpayer identification number (ATIN), or employer identification number Use Form W-9 only if you are a U.S. person (including a resident (EIN), to report on an information return the amount paid to you, or other alien), to provide your correct TIN. amount reportable on an information return. Examples of information If you do not return Form W-9 to the requester with a TIN, you might returns include, but are not limited to, the following. be subject to backup withholding. See What is backup withholding,
• Form 1099-INT (interest earned or paid) later.
Cat. No. 10231X Form W-9 (Rev. 11-2017)

Form W-9 (Rev. 11-2017) Page 2
By signing the filled-out form, you:
1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup w ithholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on fo reign partners’ share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form Qf any) indicating that you are exempt from the FATCA reporting, is correct. See What is
FATCA reponing, later, for further Information.
Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W -9.
Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
• An individual who is a U.S. citizen or U.S. resident alien;
• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
• An estate (other than a foreign estate); or
• A domestic trust (as defined in Regulations section 301 .7701 -7).
Special rules for partnerships. Partnerships t hat conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 w ithholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.
In the cases below, the following person must give Form W -9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.
• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
• In t he case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
• In the case of a U.S. trust (other than a grantor trust), the U.S. trust
(other t han a grantor trust) and not the beneficiaries of the trust.
Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).
Nonresident alien who becomes a resident a lien. Generally, onty a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income e ven after the payee has otherwise become a U.S. resident alien for tax purpo ses.
If you are a U.S. resident alien who is relying on an except ion contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W -9 that specifies the following five items.
1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the ta x treaty t hat contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the t reaty article.
Example. Article 20 of the U .S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student w ill become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April30, 1964) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exempt ion from tax on his or her scholarship or fellowship income would attach to Form
W-9 a statement that includes the information described above to support that exemption.
If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.
Backup Withholding
What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, d ividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transact ions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
You will not be subject to backup withholding en payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return .
Payments you receive will be subject to backup withholding if:
1. You do not furnish your TIN to the requester,
2 . You do not certify your TIN when required (see the instructions for
Part II for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5 . You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).
Certain payees and payments are exempt from backup withholding.
See Exempt payee code, later, and the separate Instructions for the
Requester of Form W-9 for more information.
Also see Special rules for partnerships, earlier.
What is FATCA Reporting?
The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial instit ut ion to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA rep orting code, later, and the Instructions for the Requester of Form
W-9 for more information.
Updating Your Information
You must provide updated information to any person to whom you claimed to be an e xempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition , you must furnish a new Form W -9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.
Penalties
Failure t o furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 11-2017) Page 3
Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.
Specific Instructions
Line 1
You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.
If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.
Line 2
If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.
Line 3
Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.
IF the entity/person on line 1 is THEN check the box for . .. . a(n) . . .
Corporation Corporation
Individual Individual/sole proprietor or single Sole proprietorship, or member LLC
Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.
LLC treated as a partnership for Limited liability company and enter U.S. federal tax purposes, the appropriate tax classification. LLC that has filed Form 8832 or (P= Partnership; C= C corporation; 2553 to be taxed as a corporation, or S= S corporation) or LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.
Partnership Partnership Trust/estate Trust/estate
Line 4, Exemptions
If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.
Exempt payee code.
Generally, individuals (including sole proprietors) are not exempt from backup withholding.
Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.
The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.
1 - An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2-The United States or any of its agencies or instrumentalities 3 - A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4-A foreign government or any of its political subdivisions, agencies, or instrumentalities 5-A corporation 6-A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7-A futures commission merchant registered with the Commodity Futures Trading Commission 8-A real estate investment trust 9-An entity registered at all times during the tax year under the Investment Company Act of 1940 10-A common trust fund operated by a bank under section 584(a) 11-A financial institution 12-A middleman known in the investment community as a nominee or custodian 13-A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 11-2017) Page 4
The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.
IF the payment is for . . . THEN the payment is exempt for . . .
Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations.
S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and Exempt payees 1 through 4 patronage dividends Payments over $600 required to be Generally, exempt payees reported and direct sales over 1 through 52 $5,0001 Payments made in settlement of Exempt payees 1 through 4 payment card or third party network transactions
1
See Form 1099-MISC, Miscellaneous Income, and its instructions.
2
However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.
Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.
A-An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B-The United States or any of its agencies or instrumentalities C-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D-A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E-A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F-A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G-A real estate investment trust H-A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I-A common trust fund as defined in section 584(a) J-A bank as defined in section 581 K-A broker L-A trust exempt from tax under section 664 or described in section 4947(a)(1)
M-A tax exempt trust under a section 403(b) plan or section 457(g) plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.
Line 5
Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.
Line 6
Enter your city, state, and ZIP code.
Part I. Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.
If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.
If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.
Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.
How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.
If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.
Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.
Part II. Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.
For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.
Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 11-2017) Page 5
1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.
You must give your correct TIN, but you do not have to sign the certification.
2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.
3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.
4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).
5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.
What Name and Number To Give the Requester
For this type of account: Give name and SSN of:
1. Individual The individual
2. Two or more individuals (joint The actual owner of the account or, if account) other than an account combined funds, the first individual on maintained by an FFI the account1
3. Two or more U.S. persons Each holder of the account (joint account maintained by an FFI)
4. Custodial account of a minor The minor² (Uniform Gift to Minors Act)
5. a. The usual revocable savings trust The grantor-trustee1 (grantor is also trustee) b. So-called trust account that is not The actual owner1 a legal or valid trust under state law
6. Sole proprietorship or disregarded The owner³ entity owned by an individual
7. Grantor trust filing under Optional The grantor* Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A))
For this type of account: Give name and EIN of:
8. Disregarded entity not owned by an The owner individual
9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing The corporation corporate status on Form 8832 or Form 2553 11. Association, club, religious, The organization charitable, educational, or other tax-exempt organization
12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee
For this type of account: Give name and EIN of:
14. Account with the Department of The public entity Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 15. Grantor trust filing under the Form The trust 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))
1 List first and circle the name of the person whose number you furnish.
If only one person on a joint account has an SSN, that person’s number must be furnished.
2 Circle the minor’s name and furnish the minor’s SSN.
3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.
*Note: The grantor also must provide a Form W-9 to trustee of trust. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.
Secure Your Tax Records From Identity Theft
Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.
To reduce your risk:
Protect your SSN,
Ensure your employer is protecting your SSN, and
Be careful when choosing a tax preparer.
If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.
If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.
For more information, see Pub. 5027, Identity Theft Information for Taxpayers.
Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.
Protect yourself from suspicious emails or phishing schemes.
Phishing is the creation and use of email and websites designed to mimic legitimate business eails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 11-2017) Page 6
The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.
If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.
Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

INSTRUCTIONS

1. Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Company 2016 Debentures is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Company recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Company Debentureholders whose Company 2016 Debentures are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Company 2016 Debentures.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Company 2016 Debentures described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Debentures, or if Deposited Debentures not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Debentures, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Debentures, additional certificate numbers and number of Deposited Debentures may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Debentures are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

6. Lost Certificates

If a Company 2016 Debenture certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

7. Company Debentureholders who are U.S. Persons

In order to avoid “backup withholding” of United States income tax on payments made on the Company 2016 Debentures, a Company Debentureholder that is a U.S. person (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Company Debentureholder is not subject to backup withholding, and that such Company Debentureholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Company 2016 Debentures may be subject to backup withholding and may be subject to penalties. For the purposes of this Letter of Transmittal, a “U.S. person” means: a beneficial owner of Company 2016 Debentures that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A Company Debentureholder that is a U.S. person should consult his or her tax advisor as to the Company Debentureholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN is generally the U.S. social security number or the U.S. federal employer identification number of the U.S. person. If a Company Debentureholder that is a U.S. person does not have a TIN, such shareholder should: (i) consult with its own U.S. tax advisor on applying for a TIN and (ii) write “Applied For” on the IRS Form W-9 on the space for the TIN if the U.S. person has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. person writes “Applied For” on the TIN line of the IRS Form W-9 and does not provide a TIN by the time of payment, such person may be subject to backup withholding.

If the IRS Form W-9 is not applicable to a U.S. Company Debentureholder because such shareholder is not a U.S. person, such shareholder will instead need to submit an appropriate and properly completed IRS Form W-8. An appropriate IRS Form W-8 may be obtained from the Depositary.

FAILURE TO PROVIDE THE REQUIRED INFORMATION ON THE IRS FORM W-9 OR TO PROVIDE AN IRS FORM W-8, AS APPLICABLE, MAY SUBJECT A U.S. COMPANY DEBENTUREHOLDER TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE ON ALL OR A PORTION OF ANY PAYMENT RECEIVED PURSUANT TO THE PLAN OF ARRANGEMENT. SERIOUS PENALTIES MAY BE IMPOSED FOR PROVIDING FALSE INFORMATION WHICH, IF WILFULLY DONE, MAY RESULT IN FINES AND/OR IMPRISONMENT. EACH U.S. COMPANY DEBENTUREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH COMPANY DEBENTUREHOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS REQUIRED TO FURNISH AN APPLICABLE IRS FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING.

8. Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Company Debentureholders from transactions the Depositary performs, forms a Company Debentureholder may send to the Depositary or other communications the Depositary may have with a Company Debentureholder and its representatives. This information could include a Company Debentureholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a Company Debentureholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell Debentureholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a Debentureholder provides with this Letter of Transmittal in order to process a Company Debentureholder’s request and will consider a Company Debentureholder’s submission of this Letter of Transmittal as its consent to the above.

9. Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Computershare office locations with Counter services. Pick-up instructions must be selected in Box A. Below are the applicable Computershare office locations:

Montreal	Toronto	Calgary	Vancouver

1500 Boulevard Robert- Bourassa, 7th Floor Montréal, QC H3A 3S8	100 University Ave 8th Floor, North Tower Toronto ON M5J 2Y1	530 8 Ave SW, 6th Floor Calgary, AB T2P 3S8	510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3A8

The Depositary is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Hand or by Courier

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com